Exhibit 99.1

1 May 2025 Investor Presentation

2 Vinci Compass is a leading full - service alternative asset manager in Latin America R$305 bn AUM¹ Credit Private Equity Equities Global Investment Products & Solutions Real Assets Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Credit solutions developed to meet needs of both mature and growing businesses, through Private and Public Credit, opportunistic credit and agribusiness Long - term positions based on fundamental analysis of LatAm publicly - traded companies Investments focused on tangible, income - generating assets through real estate, infrastructure and forestry strategies High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Providing access to proprietary investment solutions and world - class managers RESEARCH RISK LEGAL & COMPLIANCE INVESTOR RELATIONS OPERATIONS ESG CLIENT RELATIONS See notes and definitions at end of document Corporate Advisory

3 As of March 2025 The premier partner for alternative investments and global solutions in Latin America Vinci Compass’ offices +630 Employees LPs Global to Local Local to Global Local to Local Global to Regional Years Providing Investment Solutions in LatAm 7 Countries in LatAm plus USA and UK Offering local tailored products through our local regulated entities Delivering local alternative solutions to our global clients Providing access to a network of world - class GPs and top - tier asset managers Providing regional liquid and alternative mandates to global investors +25 +2,800

4 Pan - Regional presence with a diversified exposure to product offering, funding and currency Segments Breakdown AUM¹ (%) Fee Related Revenues² (%) Country Breakdown (Funding) Client Profile Breakdown Country Breakdown (Asset Allocation) See notes and definitions at end of document 62% 20% 16% 2% Institutional HNWI Intermediaries Public Market Vehicles 76% 10% 5% 5% 4% 38% 21% 12% 12% 9% 3% 4% 1% Chile Brazil Global Mexico Colombia Uruguay Peru Argentina 65% 24% 4% 3% 2% 1% 1% Global Brazil Chile LatAm Mexico Argentina Peru Uruguay 43% 23% 13% 13% 8% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory 49% 23% 24% 4% 45% 30% 7% 6% 5% 4% 2% 1% 43% 25% 8% 8% 8% 3% 3% 2%

5 Local teams providing local, regional and global solutions to our clients Unique institutional reach : Proven ability to distribute proprietary products Expert distribution team: Deep expertise in alternative products and global investments . Active involvement from our local partners in client relations 7 ARGENTINA / URUGUAY 25 BRAZIL 18 CHILE 9 MEXICO 7 PERU / COLOMBIA 18 UNITED STATES 1 UNITED KINGDOM NUMBER OF PROFESSIONALS CLIENT RELATIONS GROUP 77 relationship managers across 9 countries

6 71% 15% 8% 5% 1% Fee Related Revenues Breakdown by Country (Asset Allocation) Global Brazil Mexico Chile Uruguay Global Investment Products and Solutions (Global IP&S) Providing access to a network of world - class GPs and top - tier asset managers, we deliver bespoke global and local investment solutions, granting unparalleled access to opportunities worldwide. R$232 bn AUM R $ 232 billion in AUM 1 Notes: ¹Assets under management and advisory as of March 2025; ²TPD stands for Third Party Distribution. 32% 24% 18% 7% 7% 5% 4% 3% Fee Related Revenues Breakdown by Product Type TPD² Alternative TPD Liquid Global Solutions Separate Mandate Fund Services Commingled Fund Brokerage Pension Plans Vinci Retirement Services 63% 22% 16% AUM Breakdown by Client Profile Institutional HNWI Intermediaries

Credit

R$29 billion in AUM

Hard currency	Local currency							
Liquid Credit		Private Credit						
High Grade & High Yield	High Grade & High Yield	High Grade & High Yield	Structured Credit & Confirming	Infrastructure Credit	Diversified Private Credit	Real Estate Credit	Agribusiness	Opportunistic Capital Solutions
R$6.9 bn	R$5.6 bn	R$5.2 bn	R$2.6 bn	R$2.4 bn	R$1.6 bn	R$0.8 bn	R$0.9 bn	R$3.4 bn

Diversified credit platform with local and hard currency strategies

AUM Breakdown
by Geography (Asset Allocation)



44%
24%
12%
8%
8%
4%
Brazil
LatAm
Argentina
Mexico
Peru
Chile

AUM Breakdown
by Client Profile



51%
32%
14%
3%
Institutional
Intermediaries
HNWI
Public Market Vehicles

+50 Portfolio Managers and Analysts

7

As of March 2025

VINCI COMPASS

Private Equity

R$16 billion in AUM[1]

	VCP	VIR
Impact guidelines	Sustainability guidelines as risk mitigators drivers of long-term value creation	Generates impact at the core of the business and supports SME companies with limited access to capital and know-how
Sector	Agnostic	Business Services Specialized Retail Healthcare
Company Size	R$ 1 – 2 billion EV	R$ 100 – 500 million EV
Governance	Control and co-control	Minority with co-control

20+ year track record

VCP Strategy

Growth: Burger King, Vero, arklok

Turnaround: equatorial, unidas

Buyout: Domino's, farmax, vitru

Minority Growth: agi, Sapiens, Fanor

64.6% Gross IRR[2]

2.4x Gross MOIC[2]

VIR Strategy

Minority Growth: Pró Infusion, Camarada Camarão, Diagmax, DRS group, TranspoTech

22.1% Gross IRR[2]

1.7x Gross MOIC[2]

AUM Breakdown by Client Profile


10%
24%
R$16.5 bn
AUM
66%
Institutional
HNWI
Intermediaries

Notes: [1]As of March 2025; [2]Gross IRR and Gross MOIC in Brazilian Reais, as of December 31, 2025.

VINCI COMPASS

8

Equities

R$15 billion in AUM

Leverage the region's advantages without the idiosyncratic risks of each country

By capitalizing on country-specific expertise and targeting assets often overlooked by regional investors, we unlock opportunities in niche markets with fewer participants

Strategies Overview

LatAm Equity

LatAm
R$0.5 bn

- Long Only

Country-Specific Equity

Brazil
R$10.0 bn

- Long Only
- Dividends
- Small Caps
- Long Biased
- Others

Chile
R$2.6 bn

- Long Only
- Small Caps

Mexico
R$1.1 bn

- Long Only

Argentina
R$0.6 bn

- Long Only
- Small Caps

80%+
of our combined investor base consists of Institutional Investors

AUM Breakdown
by Client Profile



8%
12%
R$14.8 bn
AUM
80%
Institutional
HNWI
Intermediaries

+30 Portfolio Managers and Analysts

9

As of March 2025

VINCI COMPASS

Real Assets

R$12 billion in AUM

Real Estate
R$6.4 bn

- Investments in major real estate sectors
- Seven **Listed REITs** in the Brazilian Stock Market
- **Opportunistic Development** Strategy with closed-end funds in **Brazil, Uruguay and Peru**

+566,000
investors

Infrastructure
R$3.8 bn

- Focus on the key infrastructure themes in Brazil: **Power, Water & Sanitation and Transport & Logistics**
- Six structured funds and one perpetual listed vehicle
- VICC, our Article 9 compliant fund, is currently fundraising

38
Companies/Assets

Forestry
R$1.7 bn

- Strategy includes **Greenfield and Brownfield** projects with **Eucalyptus, Pine and Native Forests in Brazil**
- Three vintages raised since 2009, with the fourth currently being raised and in process of becoming Article 9
- Carbon credits offer a significant return potential on top of traditional forestry revenues

130,000 ha
Net Planted Area in Brazil

~65%
of our AUM
is in vehicles with
10+ years lock-ups

AUM Breakdown
by Client Profile



R$12.0 bn
AUM
45%
43%
8%
4%
Public Market Vehicles
Institutional
HNWI
Intermediaries

VINCI COMPASS

10

As of March 2025

Corporate Advisory

Senior team with multisectoral experience

M&A

- Total or Partial Purchases and Sales of Companies
- Joint Ventures and Company Mergers
- Board of Directors' Advisory
- Fairness Opinion and Valuation Report Elaboration

+R$161 bn
in **M&A** transactions

Fund Raising

- Issuing of New Shares (Capitalizations)
- Issuing of Debt Titles (Convertible or Not)
- Issuing of Titles with Incentivized Coverage
- Special Situations Transactions

+R$60 bn
in **FR** transactions

Capital Markets

- Initial Public Offering (IPO) Advisory
- Follow-On Advisory
- Issuing of Distributable Titles Advisory

+R$40 bn
in **CM** transactions

Corporate Advisory's Pillars
Union of values and vision
No conflicts of interest
Long-term vision
Vision of Growth
Execution of excellence
Trustworthy relationship

Sectors
Consumer & Retail
Oil & Distribution
Health
Real Estate
Financial Services
Logistics & Transportation
Technology
Energy & Mining
Others

85%
of clients re-engage

11
As of March 2025

VINCI COMPASS

12 Financial Highlights

First Quarter 2025
Highlights

R$ 66mm FRE 1Q'25 — **+22%** YoY

R$ 62mm Adj. DE[1] 1Q'25 — **+26%** YoY

US$ 0.15 Quarterly Dividend

R$ 1.1bn Capital Subs. 1Q'25

R$ 0.98 Adj. DE per share[2] 1Q'25

Vinci Compass secured **R$1.1 billion in new commitments** during the quarter and **R$3.8 billion** over the last twelve months

Second closing of **PEPCO II**, our private credit fund in Peru, exceeding **R$600 million in new commitments** from Peruvian institutional investors

SPS IV, our first in-house SPS vintage **reached R$1.1 billion in total commitments in its first close,** matching total commitments of its previous vintage, SPS III

13

See notes and definitions at end of document

VINCI COMPASS

Strategic Fundraising - Cross-Border Initiatives

We will continue to have contributions from our ongoing fundraisings with additional commitments coming from new and existing strategies.


2025
SPS IV
Lacan IV
VIR V
Equities
Credit

VICC reached 70% of its fundraising target and are experiencing **strong traction with international investors,** providing visibility for the next commitments. We anticipate the fund **reaching the fundraising target in the first half of 2025** with final commitments.

SPS Vintage IV achieved a **strong first closing in the first quarter 2025,** driven by re-ups from previous vintages and commitments from local HNWIs, matching the total capital commitments of its previous vintage. We anticipate **additional commitments in upcoming closings from new investor channels.**

The fourth vintage within our Forestry strategy has **a final closing expected by the end of the year**. The fund has been particularly well-received by European LPs, reflecting **strong international interest in sustainable forestry** and ecological restoration as an investment opportunity.

We plan to **launch VIR V in 2025**, building on the success of VIR IV to **further expand our impact investing strategy**. This new vintage will unlock fresh opportunities for innovation, growth, and sustainable value creation in Latin America's dynamic market, reinforcing our commitment to delivering both strong financial returns and positive social impact.

We intend to develop and launch in 2025 our **UCITS platform for listed equities, including LatAm Equity, Brazil Equity and Mexico Equity,** offering daily liquidity in a long-only format.

We are fundraising for **open-ended funds under our Latin American Corporate Debt flagship**, providing diversified exposure to high-quality credit assets across the region. In parallel, we are exploring **new frontiers in private credit, including semi-liquid strategies and expanding into additional private credit opportunities throughout Latin America**, further enhancing our ability to deliver attractive risk-adjusted returns.

14

VINCI COMPASS

15 We see significant opportunities for expansion and market share growth, and we are actively scaling multiple initiatives acro ss diverse strategies and geographies, ensuring robust capital deployment opportunities. Strategic Fundraising – Local - to - Local Initiatives 2025 Brazil : progressing with MAV III and open - ended credit products, including VCE , a flagship fund in our Brazilian private credit portfolio . Peru & Chile : raising capital for existing strategies, such as closed - end senior secured lending and public and private credit funds . Colombia : structuring COPCO I, our inaugural closed - end senior secured lending fund in the country . Mexico : establishing a structured private credit fund with a local anchor LP , marking our entry into the confirming and factoring sector and officially launching our local credit vertical . We expect our third - party distribution strategy to support healthy inflows in 2025 . Our plans include onsite meetings, event sponsorships, and roadshows across Latin America and the U . S . We continue to see interest across a range of asset classes and aim to deepen partnerships with top - tier GPs and asset managers . Our diverse offering — traditional assets, alternative drawdown funds, and semi - liquid alternatives — positions us as a one - stop shop for capital providers in Latin America . We are preparing to raise capital for two new products in the industrial warehouse and residential sectors in Brazil . We are also looking into opportunistic investment opportunities in the real estate sector in general through club deals . We are preparing to launch VSP II, a fund of funds targeting primary and secondary opportunities and co - investments in Brazil, alongside the VSP Semi - Liquid Fund, our inaugural semi - liquid alternatives fund focusing on developed markets . Fundraising for both is expected for 2025 , enhancing our Global IP&S platform and leveraging cross - selling with our proprietary funds . Credit Global IP&S - TPD Global IP&S - VSP Real Estate

First Quarter 2025 Segment Earnings

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	Δ YoY(%)	1Q'24 LTM	1Q'25 LTM	Δ YoY(%)
Net revenue from management fees	96,455	170,193	195,529	103%	393,945	586,606	49%
Net revenue from advisory fees	10,359	40,328	24,853	140%	45,690	82,628	81%
Other revenues	–	7,925	11,262	N/A	–	19,187	N/A
Total Fee Related Revenues	**106,814**	**218,446**	**231,644**	**117%**	**439,635**	**688,421**	**57%**
Segment personnel expenses	(7,337)	(14,895)	(20,125)	174%	(29,859)	(50,815)	70%
Other G&A expenses	(5,495)	(14,728)	(15,431)	181%	(20,788)	(42,804)	106%
Placement fee amortization and rebates	(501)	(14,393)	(21,015)	4,095%	(2,174)	(36,401)	1,574%
Corporate center expenses	(21,087)	(64,006)	(77,652)	268%	(89,106)	(192,225)	116%
Bonus compensation related to management and advisory	(18,748)	(31,397)	(31,744)	69%	(84,686)	(105,749)	25%
Total Fee Related Expenses	**(53,168)**	**(139,418)**	**(165,967)**	**212%**	**(226,611)**	**(427,993)**	**89%**
FEE RELATED EARNINGS (FRE)	**53,646**	**79,028**	**65,677**	**22%**	**213,024**	**260,428**	**22%**
FRE Margin (%)	*50.2%*	*36.2%*	*28.4%*		*48.5%*	*37.8%*	
FRE per share[1] (R$/share)	*1.01*	*1.23*	*1.04*	*3%*	*3.96*	*4.45*	*12%*
Net revenue from performance fees	2,273	27,412	3,077	35%	21,564	37,992	76%
Performance based compensation	(1,009)	(10,930)	(1,350)	34%	(10,916)	(15,690)	44%
PERFORMANCE RELATED EARNINGS (PRE)	**1,264**	**16,482**	**1,727**	**37%**	**10,648**	**22,303**	**109%**
PRE Margin (%)	*55.6%*	*60.1%*	*56.1%*		*49.4%*	*58.7%*	
(-) Unrealized performance fees	–	9,454	–	N/A	1,042	12,937	1,142%
(+) Unrealized performance compensation	–	74	–	N/A	(369)	(1,159)	214%
(+) Realized GP investment income	4,406	4,111	4,285	(3)%	17,735	25,314	43%
SEGMENT DISTRIBUTABLE EARNINGS	**59,316**	**109,150**	**71,689**	**21%**	**242,080**	**319,824**	**32%**
Segment DE Margin (%)	*52.3%*	*42.1%*	*30.0%*		*50.4%*	*41.8%*	
(+) Depreciation and amortization	1,891	2,636	3,361	78%	7,423	10,142	37%
(+) Realized financial income	12,362	10,308	14,423	17%	76,618	51,330	(33)%
(-) Leasing expenses	(2,216)	(2,072)	(3,758)	70%	(9,394)	(9,837)	5%
(-) Other items[2]	(9,236)	(30,198)	(14,004)	52%	(24,155)	(68,577)	184%
(-) Non-operational expenses[3]	(1,333)	(39,827)	(255)	(81)%	(3,257)	(55,484)	1,604%
(-) Income taxes (excluding related to unrealized fees and income)	(12,487)	(14,610)	(9,378)	(25)%	(56,819)	(49,759)	(12)%
DISTRIBUTABLE EARNINGS (DE)	**48,297**	**35,386**	**62,078**	**29%**	**232,496**	**197,638**	**(15)%**
DE Margin (%)	*38.4%*	*13.1%*	*24.5%*		*41.8%*	*24.2%*	
DE per share (R$/share)[4]	*0.91*	*0.55*	*0.98*	*8%*	*4.32*	*3.42*	*(21)%*
(+) Non-operational expenses (including Income Tax effect)	1,308	38,560	228	(83)%	2,939	54,119	1,741%
ADJUSTED DISTRIBUTABLE EARNINGS[5]	**49,605**	**73,946**	**62,306**	**26%**	**235,435**	**251,757**	**7%**
Adjusted DE Margin (%)	*39.4%*	*27.4%*	*24.6%*		*42.3%*	*30.9%*	
Adjusted DE per share[5] (R$/share)	*0.93*	*1.15*	*0.98*	*6%*	*4.38*	*4.31*	*(1)%*

16
See notes and definitions at end of document

VINCI COMPASS

17 26 255 232 8 29 29 14 17 16 10 14 15 11 12 12 69 327 305 1Q'24 4Q'24 1Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AUM 1Q’25 vs 4Q’24 vs. 1Q’24 ( R$bn ) • Total assets under management and advisory (AUM¹) of R$304.6 billion, up 342% year - over - year, mostly driven by the combination with Compass, as well as acquisitions of Lacan and MAV. • Total capital subscriptions in the 1Q’25 totaled R$1.1 billion, coming primarily from the Credit segment with PEPCO II and SPS IV. • AuM decreased 7% QoQ, primarily due to a R$18.9 billion negative impact from FX variation, coming mostly from U.S. Dollar Global IP&S Funds, combined with capital returns from TPD Alternative and outflows from TPD Liquid. 72% 25% 3% Capital Subscriptions 1Q’25 LTM Credit Private Equity Real Assets R$3.8 billion +342% (7)% See notes and definitions at end of document

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$46.4 billion in the 1Q'25.
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3].

- Gross accrued performance fees of R$275.0 million in the 1Q'25.
- The VCP strategy[4] in Private Equity accounted for R$219.8 million in accrued performance fees, or 80% of total accrued performance fees.

Performance Eligible AUM


R$46 bn
27%
22%
20%
13%
18%

Gross Accrued Performance Fees


Private Equity
Global IP&S
Credit
Real Assets
Equities
R$275 mm
8%
12%
80%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$11.0 million as of the end of the first quarter of 2025 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$219.8 million, Credit funds of R$33.6 million and Real Assets funds of R$10.7 million, as of the end of the first quarter of 2025, have not been booked as unrealized performance fees in the company´s balance sheet.

VINCI COMPASS

Fee Related Revenues

Fee related revenues totaled R$231.6 million in the quarter, up 117% year-over-year, pushed by growth in both management fees and advisory fees.

Management fees totaled R$195.5 million in the quarter, up 103% year-over-year, following the combination with Compass, with organic fundraising in the Private Equity and Real Assets segments.

Advisory fees of R$24.9 million in the quarter, coming mostly from upfront fees charged for third-party distribution alternative commitments in Global IP&S.

Other revenues totaled R$11.3 million in the 1Q'25, comprised of brokerage and fund services fees.



Fee Related Revenues 1Q'25 vs. 1Q'24
(R$mm)
+117%
107
10
96
232
11
25
196
1Q'24
1Q'25
Management fees
Advisory fees
Other revenues



Fee Related Revenues 1Q'25 LTM vs. 1Q'24 LTM
(R$mm)
+57%
440
46
394
688
19
83
587
1Q'24 LTM
1Q'25 LTM
Management fees
Advisory fees
Other revenues

19

VINCI COMPASS

Financial Metrics

1Q'25 overview

Fee Related Earnings
of R$65.7 million and R$1.04/share

- Our first full quarter operating as Vinci Compass, leading to stronger management and advisory fees.

Performance Related Earnings
of R$1.7 million and R$0.03/share

- Realized performance in Global IP&S and Equities segments.

Adjusted Distributable Earnings
of R$62.3 million and R$0.98/share

- Growth in Adjusted DE both on nominal and per share basis, underscoring the accretive nature of our acquisitions and business combination, alongside continued organic growth.

Fee Related Earnings (FRE)
(R$mm)



50%
28%
+22%
54
66
1.01
1.04
1Q'24
1Q'25
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)



56%
56%
+37%
1
2
0.02
0.03
1Q'24
1Q'25
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)



39%
25%
+26%
50
62
0.93
0.98
1Q'24
1Q'25
Adj. DE per share
% Adj. DE margin

20

VINCI COMPASS

Financial Metrics

1Q'25 LTM overview

Fee Related Earnings	Performance Related Earnings	Adjusted Distributable Earnings
of R$260.4 million and R$4.45/share	of R$22.3 million and R$0.36/share	of R$251.8 million and R$4.31/share

- Stronger management and advisory fees over the past twelve months, driven by a combination of organic fundraising and inorganic transactions with Compass, MAV, and Lacan.
- Growth driven by strong realized performance fees in the 4Q'24 across Global IP&S, Credit and Real Assets segments.
- Adj. DE in the 1Q'25 LTM reflects the combined effect of lower financial income, due to the deployment of cash balances, and FX variations on Vinci's net debt in US dollars.

Fee Related Earnings (FRE)
(R$mm)


48%
38%
+22%
213
260
3.96
4.45
1Q'24 LTM
1Q'25 LTM
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


49%
59%
+109%
11
22
0.20
0.36
1Q'24 LTM
1Q'25 LTM
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)


42%
31%
7%
235
252
4.38
4.31
1Q'24 LTM
1Q'25 LTM
Adj. DE per share
% Adj. DE margin

VINCI COMPASS

21

Realized GP Investment and Financial Income

Realized GP Investment[1] and Financial Income[2] of R$18.7 million in the 1Q'25, up 12% year-over-year.

Total GP Investment[1] and Financial Income[2] accounted for R$76.6 million over the 1Q'25 LTM, down 19% when compared to the 1Q'24 LTM. This decrease follows a reduced liquid portion of the portfolio, with the increase in capital calls across closed-end funds and payments related to acquisitions.



Realized GP Investment and
Financial income 1Q'25 vs. 1Q'24
(R$mm)
+12%
17
4
12
19
4
14
1Q'24
1Q'25
Realized Financial Income
Realized GP Investment Income



Realized GP Investment and
Financial income 1Q'25 LTM vs. 1Q'24 LTM
(R$mm)
(19)%
94
18
77
77
25
51
1Q'24 LTM
1Q'25 LTM
Realized Financial Income
Realized GP Investment Income

22

See notes and definitions at end of document

VINCI COMPASS

23 27% 21% 16% 13% 12% 5% 3% 3% Fair Value of Investments - GP Commitment Balance Sheet Highlights & GP Commitments 1Q'25 4Q'24 (IN R$ MILLIONS, UNLESS MENTIONED) 163.8 223.3 Cash and cash equivalents¹ 1,200.4 1,297.0 Net Investments 502.9 626.2 Liquid funds² 697.4 670.8 GP Fund Investments³ (552.7) (643.7) Debt obligations 4 811.4 876.7 Net Cash and Investments 12.81 13.69 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$ 811.4 million in the 1Q’25, including cash and cash equivalents, investments in liquid funds, GP stakes and debt obligations R$ 697.4 mm 27% 19% 17% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Commited R$1.4 billion

Our GP Commitments are a long-term strong value creator

As of 1Q'25, Vinci Compass had R$1,415.0 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate.

Total capital called of R$725.5 million, representing 51.3% of the total capital committed to proprietary funds as of March 31, 2025.

Fair Value of Investments account for R$697.4 million.

Fair Value of Investments
(R$ mm)



670.8
36.5
0.0
(5.8)
(4.0)
697.4
4Q'24
Capital Called
Principal Returned
Gross Capital Gain Returned
Depreciation
1Q'25

Per share R$10.47 R$11.01

GP Commitments Overview

Total Capital Committed	**R$1,415.0** million
Total Capital Called	**R$725.5** million
Accum. Capital Returned	**R$143.9** million
Fair Value of Investments	**R$697.4** million

24

See notes and definitions at end of document

VINCI COMPASS

25 Appendix – I Segment Summaries

26 30% 26% 17% 13% 8% 5% Private Equity Real Assets Global IP&S Credit Equities Corporate Advisory 37% 20% 17% 11% 9% 6% Financials by Segment Fee Related Earnings (FRE) 1Q ’25 LTM by Segment Segment Distributable Earnings (DE) 1Q’25 LTM by Segment Fee Related Earnings (FRE) were R$260.4 million in the 1Q’25 LTM, with 37% of FRE coming from Private Equity, Real Assets accounting for 20%, with 17% coming from Global IP&S, followed by Credit with 11%, Equities accounting for 9% and Corporate Advisory for 6%. Segment Distributable Earnings (DE) were R$319.8 million in the 1Q’25 LTM, with 30% coming from Private Equity, followed by Real Assets with 26%, Global IP&S with 17%, Credit with 13%, Equities accounting for 8% and Corporate Advisory for 5%. R$320 mm R$260 mm

27 See notes and definitions at end of document TPD Liquid 46% TPD Alternative 33% Global Solutions 8% Separate Mandate 8% Custody & Execution 3% Commingled Fund 1% Other² 1% Global IP&S AUM Breakdown by Strategy Global Investment Products & Solutions (Global IP&S) R$232 bn AUM FRE of R$21.0 million in the quarter, up 238% YoY, driven mostly by the growth in management fees following the incorporation of the TPD¹ business from Compass. Advisory fees of R$22.5 million in the 1Q’25, coming from upfront fees charged in the TPD Alternative business. 1Q'25 LTM ∆ YoY (%) 1Q'25 4Q'24 1Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 147,598 229% 65,625 43,857 19,972 Net revenue from management fees 41,584 281,734% 22,547 17,988 8 Net revenue from advisory fees 18,830 N/A 11,085 7,745 – Other revenues 208,014 397% 99,257 69,590 19,980 Total Fee Related Revenues (14,908) 188% (6,299) (4,036) (2,188) Segment personnel expenses (19,283) 168% (7,043) (6,330) (2,627) Other G&A expenses (16,072) N/A (9,438) (6,633) – Placement fee amortization and rebates (83,909) 905% (42,022) (32,747) (4,181) Corporate center expenses (30,061) 182% (13,419) (5,729) (4,754) Bonus compensation related to management and advisory (164,234) 469% (78,221) (55,474) (13,750) Total Fee Related Expenses 43,779 238% 21,035 14,116 6,230 FEE RELATED EARNINGS (FRE) 21.0% 21.2% 20.3% 31.2% FRE Margin (%) 16,292 14,284% 1,295 14,636 9 Net revenue from performance fees 16,292 14,284% 1,295 14,636 9 Realized performance fees – N/A – – – Unrealized performance fees (5,397) 13,959% (562) (4,619) (4) Performance based compensation 10,897 14,545% 732 10,017 5 PERFORMANCE RELATED EARNINGS (PRE) 66.9% 56.6% 68.4% 55.6% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 731 410% 296 9 58 (+) Realized GP investment income 55,408 251% 22,063 24,142 6,293 SEGMENT DISTRIBUTABLE EARNINGS 24.6% 21.9% 28.7% 31.4% Segment DE Margin (%) 230,551 799% 230,551 254,004 25,654 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.18% 0.13% 0.20% 0.35% AVERAGE FEE RATE (%)³ 180,855 605% 180,855 193,984 25,654 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX - UPFRONTS 4 0.20% 0.17% 0.20% 0.35% AVERAGE FEE RATE (%) EX - UPFRONTS AUM ended 1Q’25 at R$232 billion. The quarter was impacted by FX variation on U.S. Dollar Global IP&S funds (mainly TPD Liquid and Alternative) and outflows in the TPD strategy, including capital returns from Alternative GPs and withdrawals from TPD Liquid.

28 Local Currency High Grade & High Yield 37% Hard Currency High Grade & High Yield 23% Opportunistic Capital Solutions 12% Real Estate & Infrastructure Credit 11% Confirming & Structured Credit 9% Diversified Private Credit 5% Agribusiness 3% Credit AUM Breakdown by Strategy Credit R$29 bn AUM Fee related earnings (FRE) in the 1Q’25 posted a 67% increase year - over - year, driven by growth in management fees both inorganic - with contribution from Compass and MAV - and organically - from a combination of fundraising, deployment and portfolio appreciation across Opportunistic Capital Solutions (SPS) and High - Grade Credit strategies. Our one - stop - shop credit platform continues to gain momentum, with new commitments across private credit strategies on both local - to - local and cross - border fronts, fully aligned with our robust fundraising pipeline for the year. 1Q'25 LTM ∆ YoY (%) 1Q'25 4Q'24 1Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 123,124 301% 52,818 38,923 13,183 Net revenue from management fees 25 (100)% – 25 280 Net revenue from advisory fees – N/A – – – Other revenues 123,149 292% 52,818 38,947 13,462 Total Fee Related Revenues (14,981) 403% (6,851) (4,970) (1,363) Segment personnel expenses (6,900) 235% (2,561) (2,790) (764) Other G&A expenses (13,682) N/A (8,065) (5,616) – Placement fee amortization and rebates (37,719) 528% (17,123) (13,147) (2,728) Corporate center expenses (19,951) 221% (8,017) (5,285) (2,496) Bonus compensation related to management and advisory (93,232) 480% (42,617) (31,808) (7,352) Total Fee Related Expenses 29,917 67% 10,202 7,139 6,111 FEE RELATED EARNINGS (FRE) 24.3% 19.3% 18.3% 45.4% FRE Margin (%) 8,412 122% 16 4,980 7 Net revenue from performance fees 8,412 122% 16 4,980 7 Realized performance fees – N/A – – – Unrealized performance fees (3,363) (48)% (2) (1,848) (4) Performance based compensation 5,050 236% 13 3,132 4 PERFORMANCE RELATED EARNINGS (PRE) 60.0% 86.6% 62.9% 57.1% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 7,011 (10)% 1,477 1,548 1,642 (+) Realized GP investment income 41,979 51% 11,692 11,819 7,757 SEGMENT DISTRIBUTABLE EARNINGS 30.3% 21.5% 26.0% 51.3% Segment DE Margin (%) 28,764 279% 28,764 28,540 7,592 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.81% 0.76% 0.80% 0.75% AVERAGE FEE RATE (%) Total AUM of R$29 billion, up 287% year - over - year.

Private Equity

Fee Related Earnings (FRE) totaled R$ 19.4 million in the quarter, representing a 23% year-over-year growth. This result was driven by strong fundraising in VCP IV over the past couple of years, with its final closing successfully completed in the fourth quarter of 2024.

Our VCP team is sourcing opportunities to deploy capital from VCP IV, and exit opportunities across funds II and III, while our VIR team is focused on structuring our next impact investing fund, VIR V.

Total AUM of R$16 billion, up 14% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'24	4Q'24	1Q'25	Δ YoY (%)	1Q'25 LTM
Net revenue from management fees	26,284	45,711	31,294	19%	151,657
Net revenue from advisory fees	–	–	–	N/A	–
Other revenues	–	–	–	N/A	–
Total Fee Related Revenues	**26,284**	**45,711**	**31,294**	**19%**	**151,657**
Segment personnel expenses	(1,066)	(1,194)	(1,168)	10%	(4,595)
Other G&A expenses	(533)	(873)	(798)	50%	(3,487)
Placement fee amortization and rebates	(309)	(952)	(367)	19%	(1,928)
Corporate center expenses	(5,450)	(6,645)	(6,032)	11%	(26,213)
Bonus compensation related to management and advisory	(3,106)	(6,884)	(3,497)	13%	(18,401)
Total Fee Related Expenses	**(10,464)**	**(16,547)**	**(11,861)**	**13%**	**(54,625)**
FEE RELATED EARNINGS (FRE)	**15,820**	**29,164**	**19,433**	**23%**	**97,034**
FRE Margin (%)	*60.2%*	*63.8%*	*62.1%*		*64.0%*
Net revenue from performance fees	–	–	–	N/A	–
Realized performance fees	–	–	–	*N/A*	–
Unrealized performance fees	–	–	–	*N/A*	–
Performance based compensation	–	–	–	N/A	–
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N.A**	**–**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N.A/*
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	–	–	–	N/A	31
SEGMENT DISTRIBUTABLE EARNINGS	**15,820**	**29,164**	**19,433**	**23%**	**97,065**
Segment DE Margin (%)	*60.2%*	*63.8%*	*62.1%*		*64.0%*
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	11,240	13,471	13,287	18%	13,287
AVERAGE FEE RATE (%)	0.99%	1.47%	1.00%		1.26%

Private Equity AUM Breakdown by Flagship



R$16 bn AUM
VCP III 53%
VCP IV 17%
VCP III 19%
VIR IV 6%
Other 5%

29

VINCI COMPASS

Equities

Fee Related Revenues grew 35% year-over-year; however, due to higher expenses following the combination with Compass, Fee Related Earnings declined in the period.

We recognized performance fees in our Brazilian funds, while other strategies—despite solid performance—have yet to exceed their hurdle rates, which has become more challenging in the current environment.

Total AUM of R$15 billion, up 49% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'24	4Q'24	1Q'25	Δ YoY (%)	1Q'25 LTM
Net revenue from management fees	13,964	16,150	18,794	35%	63,098
Net revenue from advisory fees	–	948	–	N/A	948
Other revenues	–	–	–	N/A	–
Total Fee Related Revenues	**13,964**	**17,098**	**18,794**	**35%**	**64,047**
Segment personnel expenses	(889)	(1,671)	(2,269)	155%	(5,517)
Other G&A expenses	(344)	(1,892)	(2,121)	517%	(4,976)
Placement fee amortization and rebates	–	(998)	(1,551)	N/A	(2,549)
Corporate center expenses	(2,890)	(5,600)	(5,701)	97%	(17,943)
Bonus compensation related to management and advisory	(2,004)	(3,040)	(2,562)	28%	(9,990)
Total Fee Related Expenses	**(6,126)**	**(13,201)**	**(14,203)**	**132%**	**(40,977)**
FEE RELATED EARNINGS (FRE)	**7,838**	**3,898**	**4,591**	**(41)%**	**23,070**
FRE Margin (%)	*56.1%*	*22.8%*	*24.4%*		*36.0%*
Net revenue from performance fees	2,257	1	1,767	(22)%	5,177
Realized performance fees	*2,257*	*1*	*1,767*	*(22)%*	*5,177*
Unrealized performance fees	–	–	–	*N/A*	–
Performance based compensation	(1,001)	0	(786)	(22)%	(2,328)
PERFORMANCE RELATED EARNINGS (PRE)	**1,255**	**1**	**982**	**(22)%**	**2,848**
PRE Margin (%)	*55.6%*	*174.5%*	*55.6%*		*55.0%*
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
SEGMENT DISTRIBUTABLE EARNINGS	**9,093**	**3,898**	**5,573**	**(39)%**	**25,917**
Segment DE Margin (%)	*56.1%*	*22.8%*	*27.1%*		*37.4%*
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**9,859**	**13,815**	**14,739**	**49%**	**14,739**
AVERAGE FEE RATE (%)	**0.60%**	**0.61%**	**0.55%**		**0.58%**

Equities AUM Breakdown by Strategy



Argentina
4%
LatAm
4%
Mexico
7%
Chile
17%
R$15 bn
AUM
Brazil
68%

30

VINCI COMPASS

Real Assets

Fee Related Revenues grew 24% year-over-year, highlighting strong business momentum, though fee-related earnings declined in the period due to higher expenses following the combination with Compass.

Looking ahead, our Real Assets segment has a solid fundraising pipeline, including the final closing of VICC in Infrastructure, Lacan IV in Forestry, and opportunistic funds across Real Estate.

Total AUM of R$12 billion, up 9% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'24	4Q'24	1Q'25	Δ YoY (%)	1Q'25 LTM
Net revenue from management fees	23,052	25,552	26,997	17%	101,129
Net revenue from advisory fees	274	1,976	1,850	575%	6,515
Other revenues	–	180	177	N/A	357
Total Fee Related Revenues	**23,327**	**27,709**	**29,024**	**24%**	**107,999**
Segment personnel expenses	(1,278)	(2,421)	(2,986)	134%	(8,446)
Other G&A expenses	(1,057)	(2,732)	(2,774)	162%	(7,553)
Placement fee amortization and rebates	(192)	(192)	(1,594)	730%	(2,170)
Corporate center expenses	(4,783)	(5,049)	(5,931)	24%	(22,250)
Bonus compensation related to management and advisory	(3,294)	(4,460)	(4,083)	24%	(16,721)
Total Fee Related Expenses	**(10,605)**	**(14,855)**	**(17,368)**	**64%**	**(57,141)**
FEE RELATED EARNINGS (FRE)	**12,721**	**12,854**	**11,656**	**(8)%**	**50,858**
FRE Margin (%)	*54.5%*	*46.4%*	*40.2%*		*47.1%*
Net revenue from performance fees	–	7,794	–	N/A	8,111
Realized performance fees	–	*17,248*	–	*N/A*	*21,048*
Unrealized performance fees	–	*(9,453)*	–	*N/A*	*(12,936)*
Performance based compensation	–	(4,463)	–	N/A	(4,602)
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**3,331**	**–**	**N.A**	**3,509**
PRE Margin (%)	*N/A*	*42.7%*	*N/A*		*43.3%*
(-) Unrealized performance fees	–	9,454	–	N/A	12,937
(+) Unrealized performance compensation	–	74	–	N/A	(1,159)
(+) Realized GP investment income	2,706	2,554	2,512	(7)%	17,541
SEGMENT DISTRIBUTABLE EARNINGS	**15,427**	**28,268**	**14,168**	**(8)%**	**83,684**
Segment DE Margin (%)	*59.3%*	*59.5%*	*44.9%*		*57.1%*
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	10,931	11,567	11,839	8%	11,839
AVERAGE FEE RATE (%)	0.88%	1.01%	0.98%		0.97%

Real Assets AUM Breakdown by Strategy



Forestry
14%
R$12 bn AUM
Real Estate
54%
Infrastructure
32%

31

32 Corporate Advisory Historically, the first quarter tends to be a quieter period for the industry, and this year it was further impacted by macroeconomic uncertainties. However, we expect deal activity to pick up over the upcoming quarters. FRE totaled R$15.8 million in the 1Q’25 LTM and negative R$1.2 million in the 1Q’25. 1Q'25 LTM ∆ YoY (%) 1Q'25 4Q'24 1Q'24 (R$ THOUSANDS, UNLESS MENTIONED) – N/A – – – Net revenue from management fees 33,556 (95)% 457 19,390 9,797 Net revenue from advisory fees – N/A – – – Other revenues 33,556 (95)% 457 19,390 9,797 Total Fee Related Revenues (2,367) (0)% (553) (604) (553) Segment personnel expenses (605) (21)% (134) (111) (170) Other G&A expenses – N/A – – – Placement fee amortization and rebates (4,190) (20)% (844) (818) (1,054) Corporate center expenses (10,624) (95)% (167) (5,999) (3,093) Bonus compensation related to management and advisory (17,786) (65)% (1,697) (7,532) (4,870) Total Fee Related Expenses 15,770 N/A (1,240) 11,858 4,926 FEE RELATED EARNINGS (FRE) 47.0% (271.5)% 61.2% 50.3% FRE Margin (%) 15,770 N/A (1,240) 11,858 4,926 SEGMENT DISTRIBUTABLE EARNINGS 47.0% (271.5)% 61.2% 50.3% Segment DE Margin (%)

33 Appendix – II Financial Statements

34 Financials - Income Statement ∆ YoY (%) 1Q'25 LTM 1Q'24 LTM ∆ YoY (%) 1Q'25 4Q'24 1Q'24 (R$ thousands, unless mentioned) REVENUES 49% 586,606 393,945 103% 195,529 170,193 96,455 Net revenue from management fees 76% 37,992 21,564 35% 3,077 27,412 2,273 Net revenue from performance fees 125% 50,930 22,606 35% 3,077 36,867 2,273 Realized performance fees 1,142% (12,937) (1,042) N/A – (9,454) – Unrealized performance fees 81% 82,628 45,690 140% 24,853 40,328 10,359 Net revenue from advisory N/A 19,187 – N/A 11,262 7,925 – Other revenues 58% 726,413 461,199 115% 234,721 245,858 109,087 Total net revenues from services rendered OPERATING EXPENSES 25% (105,749) (84,686) 69% (31,744) (31,397) (18,748) Bonus related to management and advisory 44% (15,690) (10,916) 34% (1,350) (10,930) (1,009) Performance based compensation 49% (16,848) (11,285) 34% (1,350) (10,855) (1,009) Realized 214% 1,159 369 N/A – (74) – Unrealized 27% (121,439) (95,602) 68% (33,094) (42,327) (19,757) Total compensation and benefits 70% (50,814) (29,859) 174% (20,125) (14,895) (7,337) Segment personnel expenses 106% (42,804) (20,788) 181% (15,431) (14,728) (5,495) Other general and administrative expenses 1,574% (36,401) (2,174) 4,095% (21,015) (14,393) (501) Placement fee amortization and rebates 116% (192,225) (89,106) 268% (77,652) (64,006) (21,087) Corporate center expenses 87% (443,682) (237,527) 209% (167,317) (150,348) (54,177) Total expenses 26% 282,731 223,672 23% 67,404 95,510 54,910 Operating profit OTHER GP AND FINANCIAL INCOME AND EXPENSES (91)% 5,550 59,727 (70)% 4,006 3,903 13,509 GP Investment income 43% 25,314 17,735 (3)% 4,285 4,111 4,406 Realized gain from GP investment income N/A (19,764) 41,992 N/A (279) (208) 9,103 Unrealized gain from GP investment income (33)% 51,330 76,618 17% 14,423 10,308 12,362 Financial income (33)% 51,330 76,618 17% 14,423 10,308 12,362 Realized gain from financial income N/A – – N/A – – – Unrealized gain from financial income 5% (9,837) (9,394) 70% (3,758) (2,072) (2,216) Leasing expenses 46% (70,847) (48,468) (70)% (4,458) (46,636) (14,992) Other items¹ N/A (3,701) – N/A (2,201) (1,500) – Equity gain (loss) 12% (21,334) (19,008) (19)% (5,003) (6,524) (6,148) Equity - based compensation N/A (5,262) – N/A (2,870) (2,392) – Management contract amortization² 1,604% (55,484) (3,257) (81)% (255) (39,827) (1,333) Non - operational expenses³ N/A (109,585) 56,218 N/A (116) (84,740) 1,182 Total Other Items (38)% 173,146 279,890 20% 67,288 10,770 56,092 Profit before income taxes (1)% (46,953) (47,429) 9% (11,360) (10,221) (10,384) ( - ) Income taxes⁴ (46)% 126,193 232,461 22% 55,928 549 45,708 NET INCOME 1,741% 54,119 2,939 (83)% 228 38,560 1,308 (+) Non - operational expenses (including Income Tax effect) (84)% 2,772 16,949 N/A (8,141) 12,487 3,799 ( - ) Contingent consideration adjustment related to acquisitions⁵ (27)% 183,084 252,349 (6)% 48,015 51,596 50,815 ADJUSTED NET INCOME See notes and definitions at end of document

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	1Q'24 LTM	1Q'25 LTM
OPERATING PROFIT	54,910	95,510	67,404	223,672	282,731
(-) Net revenue from realized performance fees	(2,273)	(36,867)	(3,077)	(22,606)	(50,930)
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Compensation allocated in relation to performance fees	1,009	10,930	1,350	10,916	15,690
FEE RELATED EARNINGS (FRE)	53,646	79,028	65,677	213,024	260,428
OPERATING PROFIT	54,910	95,510	67,404	223,672	282,731
(-) Net revenue from management fees	(96,455)	(170,193)	(195,529)	(393,945)	(586,606)
(-) Net revenue from advisory	(10,359)	(40,328)	(24,853)	(45,690)	(82,628)
(-) Other revenues	–	(7,925)	(11,262)	–	(19,187)
(+) Bonus related to management and advisory	18,748	31,397	31,744	84,686	105,749
(+) Personnel expenses	7,337	14,895	20,125	29,859	50,814
(+) Other general and administrative expenses	5,495	14,728	15,431	20,788	42,804
(+) Placement fee amortization and rebates	501	14,393	21,015	2,174	36,401
(+) Corporate center expenses	21,087	64,006	77,652	89,106	192,225
PERFORMANCE RELATED EARNINGS (PRE)	1,264	16,482	1,727	10,648	22,303
OPERATING PROFIT	54,910	95,510	67,404	223,672	282,731
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Compensation allocated in relation to unrealized performance fees	–	74	–	(369)	(1,159)
(+) Realized gain from GP investment income	4,406	4,111	4,285	17,735	25,314
SEGMENT DISTRIBUTABLE EARNINGS	59,316	109,150	71,689	242,080	319,824
NET INCOME	45,708	549	55,928	232,461	126,193
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Income tax from unrealized performance fees	–	24	–	(120)	(377)
(+) Compensation allocated in relation to unrealized performance fees	–	74	–	(369)	(1,159)
(-) Unrealized gain from GP investment income	(9,103)	208	279	(41,992)	19,764
(+) Income tax on unrealized gain from GP investment income	283	127	694	458	14
(-) Unrealized gain from financial income	–	–	–	(0)	0
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	5,756	16,544	(9,546)	25,679	4,613
(+) Income tax on contingent consideration	(1,957)	(4,057)	1,405	(8,730)	(1,841)
(+) Depreciation and amortization	1,891	5,028	6,231	7,423	15,404
(+) Equity-based compensation	6,148	6,418	5,003	17,642	18,991
(-) Income Taxes on Equity-based compensation	(429)	(483)	(117)	(998)	(602)
(+) Equity gain (loss)	–	1,500	2,201	–	3,701
(+) Non-operational expenses including income tax related to realized expense[2]	1,308	38,560	228	2,939	54,119
ADJUSTED DISTRIBUTABLE EARNINGS	49,605	73,946	62,306	235,435	251,757
TOTAL NET REVENUE FROM SERVICES RENDERED	109,087	245,858	234,721	461,199	726,413
(-) Net revenue from realized performance fees	(2,273)	(36,867)	(3,077)	(22,606)	(50,930)
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	106,814	218,446	231,644	439,635	688,421

35

See notes and definitions at end of document

VINCI COMPASS

36 Balance Sheet 03/31/2025 12/31/2024 Assets Current assets 163,782 223,302 Cash and cash equivalents 126,844 99,156 Cash and bank deposits 36,938 120,492 Financial instruments at fair value through profit or loss - 3,654 Financial instruments at amortized cost 1,488,809 1,531,036 Financial instruments at fair value through profit or loss 162,569 227,951 Trade receivables 1,770 1,758 Sub - leases receivable 11,200 22,137 Taxes recoverable 66,398 55,273 Other assets 1,894,528 2,061,457 Total current assets Non - current assets 127,710 140,824 Financial instruments at fair value through profit or loss 6,334 6,991 Financial instruments at amortized cost 15,603 15,901 Trade receivables 3,910 4,081 Sub - leases receivable 3,969 704 Taxes recoverable 29,889 31,346 Deferred taxes 40,287 49,468 Other receivables 227,702 249,315 53,781 55,081 Investments accounted for using the equity method 60,279 59,132 Property and equipment 135,768 102,117 Right of use - Leases 1,054,859 1,057,949 Intangible assets 1,532,389 1,523,594 Total non - current assets 3,426,917 3,585,051 Total Assets 03/31/2025 12/31/2024 Liabilities and equity Current liabilities 12,290 11,527 Trade payables 11,786 – Financial instruments at fair value through profit or loss 15,514 – Deferred Revenue 35,031 33,303 Leases 36,792 38,667 Accounts payable 62,645 182,071 Labor and social security obligations 27,632 45,220 Loans and Financing 26,264 40,855 Taxes and contributions payable 227,954 351,643 Total current liabilities Non - current liabilities 116,025 86,152 Leases 8,658 8,992 Labor and social security obligations 763,298 816,322 Loans and Financing 5,237 5,086 Deferred taxes 416,135 374,813 Retirement plans liabilities 1,309,353 1,291,365 1,537,307 1,643,008 Total liabilities Equity 18 18 Share capital 2,097,712 2,097,712 Additional paid - in capital (300,082) (259,773) Treasury shares 87,214 30,682 Retained Earnings 5,717 73,769 Other reserves 1,890,579 1,942,408 (969) (365) Non - controlling interests in the equity of subsidiaries 1,889,610 1,942,043 Total equity 3,426,917 3,585,051 Total liabilities and equity

37 Supplemental Details

AUM[1] Rollforward

For the Three Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**255,403**	**29,213**	**16,760**	**13,883**	**11,702**	**326,961**
(+/-) Capital Subscription / (capital return)	–	889	14	–	(142)	761
(+) Capital Subscription	–	*1,042*	*14*	–	*3*	*1,060*
(-) Capital Return	–	*(153)*	–	–	*(145)*	*(299)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*(7,301)*	*(240)*	–	*(25)*	*(1)*	*(7,567)*
(+/-) FX Variation	*(16,928)*	*(1,397)*	*(223)*	*(317)*	*(82)*	*(18,947)*
(+/-) Appreciation / (depreciation)	*750*	*925*	*(70)*	*1,253*	*487*	*3,344*
Ending balance	**231,924**	**29,389**	**16,481**	**14,793**	**11,965**	**304,552**

For the Twelve Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**25,903**	**7,592**	**14,417**	**9,910**	**11,008**	**68,831**
(+/-) Capital Subscription / (capital return)	(8)	2,096	793	–	(494)	2,388
(+) Capital Subscription	–	*2,695*	*949*	–	*112*	*3,756*
(-) Capital Return	*(8)*	*(599)*	*(157)*	–	*(605)*	*(1,369)*
(+) Acquisitions	216,007	19,320	–	4,355	2,006	241,687
(+/-) Net Inflow / Outflow	*(11,520)*	*(691)*	–	*271*	*67*	*(11,873)*
(+/-) FX Variation	*(1,067)*	*(116)*	*319*	*(27)*	*119*	*(772)*
(+/-) Appreciation / (depreciation)	*2,608*	*1,187*	*953*	*285*	*(741)*	*4,292*
Ending balance	**231,924**	**29,389**	**16,481**	**14,793**	**11,965**	**304,552**

38

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AUM[1] Rollforward

For the Three Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**254,004**	**28,540**	**13,471**	**13,815**	**11,567**	**321,397**
(+/-) Capital Subscription / (capital return)	–	888	14	–	(142)	761
(+) Capital Subscription	–	*1,042*	*14*	–	*3*	*1,059*
(-) Capital Return	–	*(153)*	–	–	*(145)*	*(299)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*(7,299)*	*(193)*	–	*(8)*	*(1)*	*(7,501)*
(+/-) FX Variation	*(16,887)*	*(1,364)*	*(223)*	*(314)*	*(82)*	*(18,870)*
(+/-) Appreciation / (depreciation)	*732*	*893*	*25*	*1,246*	*497*	*3,394*
Ending balance	**230,551**	**28,764**	**13,287**	**14,739**	**11,839**	**299,180**

For the Twelve Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**25,654**	**7,592**	**11,240**	**9,859**	**10,931**	**65,277**
(+/-) Capital Subscription / (capital return)	(8)	1,931	800	–	(480)	2,243
(+) Capital Subscription	–	*2,527*	*949*	–	*112*	*3,588*
(-) Capital Return	*(8)*	*(596)*	*(149)*	–	*(591)*	*(1,345)*
(+) Acquisitions	215,477	18,859	–	4,316	2,006	240,657
(+/-) Net Inflow / Outflow	*(11,530)*	*(630)*	–	*289*	*67*	*(11,805)*
(+/-) FX Variation	*(1,063)*	*(113)*	*319*	*(27)*	*119*	*(766)*
(+/-) Appreciation / (depreciation)	*2,021*	*1,126*	*928*	*301*	*(803)*	*3,573*
Ending balance	**230,551**	**28,764**	**13,287**	**14,739**	**11,839**	**299,180**

39

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	1Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	207.0	4.8%	4.8%	(4.3)%	20.9%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	805.0	7.4%	7.4%	(6.3)%	22.4%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	319.6	7.7%	7.7%	(0.1)%	24.7%	IBOV	IBOV
Compass CRECE+	Equities	149.6	7.1%	7.1%	2.8%	12.9%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	536.7	(6.7)%	(6.7)%	98.7%	831.5%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,408.3	20.8%	20.8%	19.1%	42.6%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	713.8	3.5%	3.5%	4.8%	18.0%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	523.4	3.3%	3.3%	4.2%	19.4%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	320.3	3.8%	3.8%	9.6%	26.4%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	4,028.2	2.9%	2.9%	8.5%	19.7%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,682.6	2.5%	2.5%	10.8%	25.3%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	1,612.0	2.5%	2.5%	11.4%	25.0%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	635.0	3.3%	3.3%	12.0%	27.9%	CDI	N/A
Compass Yield 30	Credit	1,735.4	3.6%	3.6%	12.9%	30.5%	CDI	CDI
Compass Deuda Plus	Credit	435.2	2.6%	2.6%	11.5%	16.7%	N/A	N/A
Compass Renta Fija-B	Credit	788.7	1.7%	1.7%	4.5%	8.5%	CEMBI Broad Div	N/A

Benchmark	1Q'25	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	3.8%	3.8%	12.4%	23.7%
IBOV[6]	8.3%	8.3%	1.7%	27.9%
S&P/BMV IPC[7]	6.2%	6.2%	(5.5)%	1.9%
S&P MERVAL[8]	(7.7)%	(7.7)%	92.0%	208.0%
CDI[9]	3.0%	3.0%	11.3%	25.0%
IPCA	2.0%	2.0%	5.5%	9.6%
CEMBI Broad Div[10]	2.7%	2.7%	8.6%	10.1%
CEMBI Broad Div HY[11]	2.5%	2.5%	9.9%	12.5%
PIP Cetes 28D[12]	2.4%	2.4%	11.0%	11.4%

40

See notes and definitions at end of document

VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	1Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	111.0	2.8%	2.8%	9.4%	21.6%	CDI	CDI
Atlas Strategy	Global IP&S	217.9	1.6%	1.6%	9.6%	19.6%	CDI	CDI
Vinci Valorem FIM	Global IP&S	896.8	2.0%	2.0%	8.0%	17.7%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	1,005.9	1.6%	1.6%	7.5%	17.5%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	90.7	1.7%	1.7%	8.3%	16.0%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	2,982.3	9.3%	9.3%	(7.2)%	23.8%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,248.5	14.5%	14.5%	(1.5)%	11.4%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	435.7	9.8%	9.8%	(23.7)%	(18.0)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	143.9	(6.8)%	(6.8)%	(20.4)%	11.8%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	126.6	10.1%	10.1%	(3.7)%	14.3%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	380.0	1.2%	1.2%	2.1%	2.5%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	53.7	(2.4)%	(1.2)%	(1.2)%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	320.4	27.9%	27.9%	(43.9)%	(33.0)%	N/A	N/A

Benchmark	1Q'25	YTD	12 M	24 M
CDI[2]	3.0%	3.0%	11.3%	25.0%
IMA-B[3]	3.1%	3.1%	7.3%	17.6%
IPCA[4]	2.0%	2.0%	5.5%	9.6%
IFIX[5]	6.3%	6.3%	(2.8)%	20.0%

41

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	79	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,830	2,505	4,335	2.1x	1.0x	9.9%	0.4%
VCP III	Private Equity	2018	4,000	2,465	275	5,193	5,468	2.1x	1.7x	27.7%	18.4%
VCP IV	Private Equity	2022	3,089	789	-	1,023	1,023	1.2x	1.2x	NM	NM
VCP Strategy[2]	Private Equity		10,704	6,523	7,235	8,800	16,035	2.4x	2.1x	64.6%	70.2%
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	98	222	320	2.4x	1.7x	22.4%	13.5%
VIR IV	Private Equity	2020	1,000	495	166	553	718	1.5x	1.3x	22.7%	16.5%
VIR Strategy[4]	Private Equity		1,276	642	290	775	1,064	1.7x	1.3x	22.1%	25.6%
SPS I	Credit	2018	128	192	295	51	346	2.3x	1.8x	25.1%	18.2%
SPS II	Credit	2020	671	1,021	1,033	591	1,624	2.2x	2.1x	23.7%	22.8%
SPS III	Credit	2021	1,071	1,168	250	1,391	1,641	2.6x	2.4x	31.1%	24.7%
SPS IV	Credit	2025	1,071	40	–	40	40	NM	NM	NM	NM
SPS Strategy[5]	Credit		2,941	2,421	1,578	2,073	3,652	2.7x	2.4x	24.8%	20.5%
MAV I	Credit	2022	165	165	136	99	234	1.4x	1.3x	18.6%	18.2%
MAV II	Credit	2023	205	205	27	207	234	1.1x	1.2x	18.1%	6.1%
MAV III	Credit	2025	212	33	0	33	33	NM	NM	NM	NM
MAV Strategy[6]	Credit		582	403	163	338	501	1.3x	1.2x	16.8%	10.6%
Lacan Florestal I	Real Assets	2012	253	253	255	324	579	2.3x	1.2x	11.5%	2.6%
Lacan Florestal II	Real Assets	2016	356	356	125	595	720	2.0x	1.5x	13.0%	6.4%
Lacan Florestal III	Real Assets	2020	498	390	–	531	531	1.4x	1.2x	13.9%	8.0%
Lacan Florestal IV	Real Assets	2023	170	89	–	107	107	1.2x	1.1x	29.7%	20.8%
Lacan Strategy[7]	Real Assets		1,277	1,088	380	1,556	1,936	1.8x	1.3x	12.5%	4.7%
FIP Transmissão[8]	Real Assets	2017	211	104	289	90	379	3.7x	2.6x	56.3%	40.8%
VIAS[9]	Real Assets	2021	386	350	—	512	512	1.5x	1.2x	21.0%	11.7%
VICC[10]	Real Assets	2022	1,557	136.7	—	137	137	1.0x	0.9x	NM	NM
VFDL[11]	Real Assets	2021	422	330	16	372	389	1.2x	1.1x	10.5%	4.5%
Vinci Credit Infra[12]	Credit	2022	1,798	1,117	18	1,193	1,211	1.2x	1.2x	NM	NM

42

See notes and definitions at end of document

VINCI COMPASS

Shareholder Dividends & Share Summary

Vinci Compass generated R$0.98 or US$0.17[1] of Adjusted Distributable Earnings per common share for the 1Q'25. The company declared a quarterly dividend of US$0.15[2] per common share to record holders as of May 27, 2025; payable on June 10, 2025.

As of March 31, 2025, the remaining authorization for the share repurchase plan[3] was US$1.6 million.

($ in thousands)	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25
Adjusted Distributable Earnings (R$)	70,369	51,820	63,641	49,605	58,401	57,104	73,946	62,306
Adjusted Distributable Earnings (US$)[1]	14,290	10,647	12,829	9,801	10,331	9,872	12,804	11,027
Adjusted DE per Common Share (US$)[2]	0.26	0.20	0.24	0.18	0.19	0.19	0.20	0.17
Actual Dividend per Common Share[4]	0.20	0.17	0.20	0.17	0.17	0.16	0.15	0.15

VINP Shares	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25
Shares Repurchased								
# of Shares	558,349	705,518	93,249	533,981	220,135	374,834	607,643	683,148
Average Cost (US$/share)	8.76	10.14	10.50	10.64	10.82	10.38	10.28	10.07
Capital Deployed (US$)	4,889,370	7,150,845	979,137	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[5]	39,730,720	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968
Common Shares	54,196,959	53,872,066	53,778,817	53,244,836	53,245,448	52,870,614	64,046,355	63,363,207

43

See notes and definitions at end of document

VINCI COMPASS

44 Notes to page 2 (1) AUM considers assets under management and advisory as of March 2025 . AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 4 (1) Considers assets under management and advisory as of March 2025 . (2) Fee Related Revenues as of 1 Q’ 25 excluding net advisory revenues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues . Notes to page 13 (1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . Notes to page 16 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . (5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . Notes to page 17 1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 18 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . Notes and Definitions

45 Notes to page 18 (cont’d) (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . (4) Accrued performance fees for the VCP offshore are as of 4 Q’ 24 . This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund’s administrator . Notes to page 22 (1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Compass’ Liquid Funds, including funds from Equities, Global IP&S, Real Assets and Credit . Notes to page 24 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of December 31 , 2024 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 4 Q’ 24 Financial Statements filed within the SEC on February 26 , 2025 . (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of December 31 , 2024 . For more detail, please see slide 35 and the Financial Statements filed within the SEC on February 26 , 2025 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 4 Q’ 24 Financial Statements filed within the SEC on February 26 , 2025 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 27 (1) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (2) Other includes Pension Plans, Fund Services and Vinci Retirement Services . (3) The average fee rate for the 4 Q' 24 was restated to reflect the new methodology adopted from the 1 Q' 25 onwards . Under this approach, the average fee rate is calculated by dividing the total annualized Gross Fee Related Revenues of the current quarter by the average AUM between the current and previous quarter . (4) Upfront fees are one - time fees charged for TPD Alternative commitments . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . Notes and Definitions (cont’d)

46 Notes to page 34 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to SPS acquisition and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On March 31 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . Notes to page 35 (1) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On March 31 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes to page 38 1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 39 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 40 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . Notes and Definitions (cont’d)

47 Notes to page 40 (cont’d) (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 41 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 42 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . (2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 4 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 4 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 1 Q’ 25 . (6) Track record for MAV strategy is presented as of 1 Q’ 25 . (7) Track record for Lacan strategy is presented as of 1 Q’ 25 . (8) Track record for FIP Infra is presented as of 4 Q’ 24 . (9) Track record for VIAS is presented as of 4 Q’ 24 . (10) Total commitments for VICC are presented as of 1 Q’ 25 . Notes and Definitions (cont’d)

48 Notes to page 42 (cont’d) (11) Track record for VFDL is presented as of 1 Q’ 25 . (12) Track record for Vinci Credit Infra is presented as of 1 Q’ 25 . Notes to page 43 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 6505 , as of May 09 , 2025 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Considers the FX exchange rate as of June 28 , 2024 for conversion of the second quarter 2024 Remaining Share Repurchase Plan, which was approved in BRL . The most recent plan was approved in USD (US $ 15 million) . (4) Actual dividends per common share are calculated considering the share count as of the applicable record date . (5) As of March 31 , 2025 , Public Float was comprised of 11 , 150 , 770 Class A common shares . Notes and Definitions (cont’d)

49 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

50 • “AUM” refers to assets under management and advisory . Our AUM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

51 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

52 Leveraging Vinci Compass’ unique ecosystem to provide better sourcing and execution within our strategies Vinci Compass’ ecosystem sets us apart from competition One - stop shop Networking With +40 partners and several senior employees ranging from different fields, Vinci’s 20+ years history operating on the ground broadens its relationships Shared Services Leverage on Vinci’s strong research, macro, operations, legal, compliance and other resources that come from the sheer scale of the platform Brand Recognition The proven track record of Vinci’s ecosystem and unique institutionalization enhance fundraising for new vintages Asset Origination Leverage from a robust platform with over 24 strategies to maximize inflow of investment opportunities Knowledge Sharing Between Strategies Maximize knowledge and multidisciplinary sector and product expertise of different management teams for unique view on targeted assets/industries Cultural Fit Strong cultural alignment and independent investment teams model ensure seamless execution and continuation of the strategiesLN0

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